Tel Aviv | December 23, 2010

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kristin Lochhead Staff Accountant Brian Cascio Accounting Branch Chief

Re:	Elbit Vision Systems LTD.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed July 15, 2010–10–04
File No. 000-28580

Ladies and Gentlemen,

On behalf of Elbit Vision Systems LTD. (the "Company"), set forth below are the Company's responses to the comments (the "Comments") of the staff of the Division of Corporation Finance (the "Staff") transmitted by letter dated December 2, 2010 (the "Comment Letter"), in relation to the Company's Form 20-F for the Fiscal Year Ended December 31, 2009 ("2009 20-F"). For your reference, a copy of the Company’s proposed draft for Amendment No. 1 on Form 20-F/A to the 2009 20-F (“Amendment No. 1”) is enclosed with this letter.

For the convenience of the Staff, we have restated in this letter, each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.  Capitalized terms used and not defined have the meanings given in the 2009 20-F.

20-F for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies, page 32

1.
We see that you present revenue recognition as the only accounting policy that requires higher degrees of judgment. Tell us why you do not believe the valuation of stock options or the impairment of goodwill and other long-lived assets are critical accounting policies. In this regard, we see that you recognized material impairment to goodwill during 2009 and 2008 which required significant judgments and assumptions by management.

1 Azrieli Center, Tel Aviv 67021, Israel | Tel: (+972) 3 608 7777 | Fax: (+972) 3 608 7724
31  Hillel Street, Jerusalem 94581, Israel | Tel: (+972) 2 623 9239 | Fax: (+972) 2 623 9233
www.arnon.co.il | info@arnon.co.il

Response: The Company advises the Staff that it has noted the Staff's comment and revised the disclosure in Item 5 of Amendment No. 1.

    The Company supplementally advises the Staff that it believes that critical accounting policy, is not required for stock based compensation as the amounts related to stock based compensation have not been material to render the Company's discretion over the accounting policy, deemed critical.

Results of Operations for the year ended December 31, 2009 compared with the year ended December 31, 2008

Sales, page 35

2.
We note that you attribute the significant decrease in sales to the "global economic downturn." In future filings, please revise to provide a more substantive discussion of the reasons for the decrease in revenue. In that regard, please discuss whether the decrease was related to sales volume or price declines. You could also discuss how each "family" of products performed compared to the prior year and the underlying reasons for any changes in sales patterns. Refer to Item 303 of Regulation S-K.

Response: The Company respectfully notes the Staff's comment and will revise future filings to provide a more substantive discussion of the reasons for the changes in revenue in year vs. year comparisons, and in that regard will discuss whether the applicable changes were related to sales volume or price changes, as well as how each "family" of products performed compared to the prior year and the underlying reasons for any changes in sales patterns.

Cost of Revenues, page 35

3.
We see that you recognized a $1.36 million charge for a "purchase price allocation write-off" in connection with the purchase of ScanMaster. Please tell us the nature of the write off and why the charge was recognized during fiscal year 2009.

Response: The Staff is respectfully advised that as described in Note 18 to the Company's 2009 Consolidated Financial Statements, the poor performance of ScanMaster continued to materially worsen during 2009. As of December 31, 2009 the Company was close to liquidation, having been notified by its banks that they intended to commence liquidation proceedings against the Company. At that time and without ability to foresee any improvement in its financial situation and given the poor historical performance, the Company believed that the carrying values of intangibles and goodwill of ScanMaster were not recoverable therefore decided to write off these items.

1 Azrieli Center, Tel Aviv 67021, Israel | Tel: (+972) 3 608 7777 | Fax: (+972) 3 608 7724
31  Hillel Street, Jerusalem 94581, Israel | Tel: (+972) 2 623 9239 | Fax: (+972) 2 623 9233
www.arnon.co.il | info@arnon.co.il

4.	We see from your discussion that you implemented cost-cutting measures and massive manpower reductions. In future filings, please disclose the impact of the cost-cutting measures on cost of revenues.

Response: The Company respectfully notes the Staff's comment and will revise future filings to disclose the impact of the Company's cost-cutting measures on the cost of revenues.

5.
As a related matter, we reference the disclosure here and on page 19 that you instituted cost cutting measures during 2000, including "massive manpower reduction during February and November 2009." Please tell us how you considered the footnote and the MD&A disclosures required by FASB ASC 420-10-50 and SAB Topic 5.P.4.

Response:  The Staff is respectfully advised that cost cutting measures taken in both March and November of 2009 were mainly involuntary termination. The Company considers that the cost associated with that termination is severance pay which was already accrued based on the vested benefits obligation method (VBO). The VBO assumes termination of all employees at the balance sheet date in determining the obligation. Since the effects of the termination were not reflected as a one-time expense or obligation and the only effect is reduction in headcount and hence future compensation expenses, the Company considers that most of the disclosures in ASC 420-10-50 are less applicable. The Company advises that in future filing it will make clearer disclosures regarding the nature of such employee terminations.

General and Administrative Expenses, page 36

6.
We note that general and administrative expenses decreased from $2.1 million in 2008 to $1.4 million in 2009. In this regard, your discussion explains an increase in expenses in 2009 due to doubtful accounts. Please tell us the underlying reasons for the decrease in general and administrative expenses. In future filings, please clearly discuss the underlying reasons for significant changes in expenses.

Response: The Staff is respectfully advised that the statement relating to an increase in general and administrative expenses in 2009 was erroneous. The Company's decrease in expenses from $2.1 million in 2008 to $1.5 million in 2009, was caused by a decrease in salaries and expenses and a one-time cost of $150,000 (on due diligence costs, incurred during an aborted acquisition transaction) incurred during 2008.

The Company advises the Staff that it has noted the Staff's comment and added the revised disclosure in Item 5 of Amendment No. 1.

Liquidity and Capital Resources, page 39

1 Azrieli Center, Tel Aviv 67021, Israel | Tel: (+972) 3 608 7777 | Fax: (+972) 3 608 7724
31  Hillel Street, Jerusalem 94581, Israel | Tel: (+972) 2 623 9239 | Fax: (+972) 2 623 9233
www.arnon.co.il | info@arnon.co.il

7.
We note that your discussion of liquidity and capital resources does not appear to be complete under the requirements of Item 303(a)(1) and (2) of Regulation S-K. In that regard, we see that your auditors have expressed substantial doubt regarding your ability to continue as a going concern. Accordingly, in future filings please disclose:

a.	Your primary sources and uses of cash. Describe how you intend on financing your continuing operations, including a discussion of your specific plan to continue as a going concern.
b.	We see that you plan to continue to raise funds through the sale of additional equity or debt securities. Please describe the expected sources and amounts.
c.	Describe the expected capital expenditures, including how you intend on financing capital expenditures.
d.	The amount of cash you believe is needed to continue to develop and market your products.

Please provide us with a copy of your proposed revised disclosure. For further guidance on disclosures about liquidity and capital resources, refer to Section IV of Securities Act Release 33-8350, "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.: Please also refer to Section 607.2 of the SEC's Financial Reporting Codification.

Response: The Company respectfully notes the Staff's comment. However, since the sale in June 2010 of the Company's subsidiary ScanMaster, the Company's revenues have significantly increased along with a dramatic decrease in the Company's fixed expenses, and currently the Company believes that it has sufficient cash and cash equivalents for its present requirements. Should the Company be incorrect in its assumption, it will revise future filings to disclose the facts described in (a)-(d) of Comment 7.  However, should the Company's assumption be correct, then in light of the Staff's initial sentence in Comment 7, the Company's disclosure in future filings for Item 5B will include the following information:

•	A statement on the Company's working capital and its current ratio (current assets to current liabilities), including a comparison between the reporting year and the previous year;
•	A statement on the Company's short-term bank deposits, including a comparison between the reporting year and the previous year;
•	A statement on the Company's short-term marketable securities, including a comparison between the reporting year and the previous year;
•	An explanation as to the reason for the above changes;
•	A statement on the Company's trade receivables, including a comparison between the reporting year and the previous year;
•	A statement on the Company's other receivables, including a comparison between the reporting year and the previous year;
•	An explanation relating to the reasons for the changes in receivables;
•	A statement on payables and accrued liabilities, including a comparison between the reporting year and the previous year;
•	A statement on cash provided by operating activities, including a comparison between the reporting year and the previous year;
•	An explanation relating to the changes in cash provided by operating activities;
•	A statement on inventory, including a comparison between the reporting year and the previous year;
•	An explanation for the change in inventory;
•	A statement on capital expenditures on property and including a comparison between the reporting year and the previous year;
•	A statement relating to any investment activity in the Company, if applicable;
•	A statement that the Company has cash and cash equivalents that it believes are sufficient for present requirements.

1 Azrieli Center, Tel Aviv 67021, Israel | Tel: (+972) 3 608 7777 | Fax: (+972) 3 608 7724
31  Hillel Street, Jerusalem 94581, Israel | Tel: (+972) 2 623 9239 | Fax: (+972) 2 623 9233
www.arnon.co.il | info@arnon.co.il

Item 15. Controls and Procedures, page 77

8.
We note the disclosure that you have in place effective controls and procedures. In future filings, please revise to clearly disclose whether your disclosure controls and procedures are "effective" or "not effective" in compliance with Item 307 of Regulation S-K.

Response: The Company respectfully notes the Staff's comment, has revised the disclosure in Item 15 of Amendment No. 1 and will revise future filings to disclose whether the Company's disclosure controls and procedures are "effective" or "not effective".

9.
We note that you have provided management's report on internal control over financial reporting as of December 31 2007. Please amend your filing to include management's report on internal control over financial reporting as of December 31, 2009. Refer to Rule 308T of Regulation S-K and Exchange Act Rule 13a-15c. In this regard, it also appears that the Form 20-F as of December 31, 2008 does not include the required management's assessment as of that date. This comment also applies to that filing.

Response: The Company respectfully advises the Staff, that the disclosure relating to management's report on internal control over financial reporting, contained in the Company's annual reports on Form 20F for the years ended December 31, 2008 and December 31, 2009 is erroneous. The Company advises the Staff that it has noted the Staff's comment and revised the disclosure in Item 15 of Amendment No. 1 and to Item 15 of Amendment no.1 to the Company's annual report on Form 20F for the year ending December 31, 2008.

10.
In addition, as it appears that management failed to perform or complete its report on internal control over financial reporting, please tell us your basis for concluding that disclosure controls and procedures are effective as of December 31, 2009. In particular, please we refer you to the definition of disclosure controls and procedures provided in the Exchange Act Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's reports on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

1 Azrieli Center, Tel Aviv 67021, Israel | Tel: (+972) 3 608 7777 | Fax: (+972) 3 608 7724
31  Hillel Street, Jerusalem 94581, Israel | Tel: (+972) 2 623 9239 | Fax: (+972) 2 623 9233
www.arnon.co.il | info@arnon.co.il

Response: The Company respectfully refers the Staff to its Response to Comment 9 and the associated revisions to Item 15 of Amendment No.1 and to Item 15 of Amendment no.1 to the Company's annual report on Form 20F for the year ending December 31, 2008.

Consolidated Statements of Cash Flow, page F-7

11.	Please tell us how you present non-cash stock based compensation in the statement of cash flows.

Response: The Staff is respectfully advised that stock based compensation is included in depreciation and amortization in the statement of cash flows. The amounts of compensation, in recent years, have been immaterial and hence were grouped in that line item.

Note 1. General, page F-8

12.
Please tell us when you entered into a plan to dispose of ScanMaster. Also, tell us how you considered the guidance from FASB ASC 205-20-45-1 and FASB ASC 360-10-45-9 in assessing whether discontinued operations presentation was applicable as of December 31, 2009.

Response: The Staff is respectfully advised that the decision to dispose of ScanMaster was entered in March, 2010.  The Staff is further advised that the Company has considered the guidance in ASC 205-20-45-1 and 360-10-45-9 to determine whether ScanMaster should be classified as discontinued operations in 2009. The criteria for discontinued operations or classification "as held for sale", was not met as of the date of the balance sheet. The sale of ScanMaster occurred in June 2010 and the Company's management did not consider the sale as probable as of December 31, 2009. The Staff is further advised that in 2010 the results of ScanMaster will be presented as discontinued operations.

Note 4. Inventories, page F-18

13.
We see from page F-12 that inventory that is under the trial period is recorded as "consigned inventory." In future filings, please disclose the amount of inventory classified as "consigned" at the balance sheet date.

Response: The Company respectfully notes the Staff's comment and will revise future filings, to the extent material, to disclose the amount of inventory classified as "consigned" at the balance sheet date.

1 Azrieli Center, Tel Aviv 67021, Israel | Tel: (+972) 3 608 7777 | Fax: (+972) 3 608 7724
31  Hillel Street, Jerusalem 94581, Israel | Tel: (+972) 2 623 9239 | Fax: (+972) 2 623 9233
www.arnon.co.il | info@arnon.co.il

Note 17. Business and Geographical Segments, page F-35

14.
Regarding the disclosure of geographic information, if revenue from external customers attributed to an individual foreign country is material, then please disclose those revenues separately in future filings. Refer to FASB ASC 290-10-50-41.

Response: The Company respectfully notes the Staff's comment and in future filings, to the extent material, the Company will disclose revenues from individual foreign countries.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly contact the undersigned at (972) 3-608-7726, if you have any questions or require additional information.

Very truly yours, /s/ Adrian Daniels —————————————— Adrian Daniels

cc:	Mr. Yaron Menashe

1 Azrieli Center, Tel Aviv 67021, Israel | Tel: (+972) 3 608 7777 | Fax: (+972) 3 608 7724
31  Hillel Street, Jerusalem 94581, Israel | Tel: (+972) 2 623 9239 | Fax: (+972) 2 623 9233
www.arnon.co.il | info@arnon.co.il